content="text/html; charset=iso-8859-1"> YUM! 401(k) Plan Form 11-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ___________

Commission File Number: 1-13163

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

YUM! Brands 401(k) Plan TRICON 401K Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

TRICON 401K Plan
Financial Statements and Supplemental Schedules
September 30, 2001 and December 24, 2000
(With Independent Auditors' Report Thereon)

TRICON 401K PLAN

Table of Contents
Page

Independent Auditors' Report	1

Statements of Net Assets Available for Benefits at September 30, 2001 and December 24, 2000	2

Statements of Changes in Net Assets Available for Benefits for the Period from December 25, 2000 through September 30, 2001 and for the Period from January 1, 2000 through December 24, 2000	3

Notes to Financial Statements	4

Schedules

Schedule H, Line 4i -- Schedule of Assets (Held at End of Period) -- September 30, 2001	9

Schedule H, Line 4j -- Schedule of Reportable Transactions for the Period from December 25, 2000 through September 30, 2001	11

Independent Auditors' Report

Plan Administrator TRICON 401K Plan:

We have audited the accompanying statements of net assets available for benefits of the TRICON 401K Plan (the "Plan") (formerly known as the TRICON Long Term Savings Program) as of September 30, 2001 and December 24, 2000 and the related statements of changes in net assets available for benefits for the period from December 25, 2000 through September 30, 2001 and for the period from January 1, 2000 through December 24, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2001 and December 24, 2000 and the changes in net assets available for benefits for the period from December 25, 2000 through September 30, 2001 and for the period from January 1, 2000 through December 24, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of period) and reportable transactions for the period from December 25, 2000 through September 30, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

Louisville, Kentucky March 15, 2002

TRICON 401K PLAN

Statements of Net Assets Available for Benefits

September 30, 2001 and December 24, 2000

(In thousands)

Assets	2001	2000

Investments:
Investments, at fair value:
Common stock	$ 50,644	39,893
Investment in common/commingled trusts	88,443	102,020
Various securities	6,269	8,903
Loans from participants	7,058	6,300
Investments, at contract value:
Investment contracts	1,840	3,415

Total investments	154,254	160,531

Receivables:
Participants' contributions	412	693
Employer contributions	--	139
Interest and dividends	110	178
Other	7	9

Total receivables	529	1,019

Total assets	154,783	161,550

Liabilities

Other liabilities	86	54

Total liabilities	86	54

Net assets available for benefits	$154,697	161,496

The accompanying notes are an integral part of these financial statements.

2

TRICON 401K PLAN

Statements of Changes in Net Assets Available for Benefits

For the Period from December 25, 2000 through September 30, 2001 and for the Period from January 1, 2000 through December 24, 2000

(In thousands)

	2001	2000
Additions:
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$ (3,615)	(13,430)
Interest	1,721	2,678
Dividends	134	34
Other	(2,464)	(4,048)
	(4,224)	(14,766)
Less investment expenses	(111)	(106)

	(4,335)	(14,872)
Contributions:
Participants	10,100	14,682
Employer	2,696	3,777

	12,796	18,459

Total additions	8,461	3,587

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	15,316	26,507
Other	(56)	(64)

Total deductions	15,260	26,443

Net decrease	(6,799)	(22,856)

Net assets available for benefits:
Beginning of period	161,496	184,352

End of period	$154,697	161,496

The accompanying notes are an integral part of these financial statements.

3

TRICON 401K PLAN

Notes to Financial Statements

September 30, 2001 and December 24, 2000

(Tabular Amounts in Thousands)

(1) Summary Plan Description

The following description of the TRICON 401K Plan (the "Plan") (formerly known as the TRICON Long Term Savings Program) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

TRICON Global Restaurants, Inc. (the "Company") adopted the Plan effective October 7, 1997 as a result of the spin-off of the Company from PepsiCo, Inc. The Plan is a successor of the PepsiCo Long Term Savings Program. Any employee within a group or class so designated by the Company is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended ("ERISA").

The investments of the Plan are maintained in a trust (the "Trust") by State Street Corporation (the "Trustee") (formerly known as State Street Bank and Trust Company).

(b) Contributions

Each participant in the Plan may elect to contribute any amount, not to exceed 15% of eligible earnings. The Tax Reform Act of 1986 limited the maximum annual amount a participant could contribute on a before-tax basis to $7,000, indexed for inflation. For calendar years 2001 and 2000, the maximum contribution allowed under the IRS tax code section 402(g)(3), was $10,500. There was no matching of contributions by the employer during the period from January 1, 1998 through June 30, 1998. Beginning in July 1998, participants received a 25% matching contribution on each unit of Company stock purchased. As of January 1, 1999 and through September 30, 2001, the matching contribution on each unit of Company stock purchased was 40%.

(c) Participant Loans

The Plan has a loan program for participants. The maximum amount a participant may borrow is the lesser of 50% of the participant's vested interest under the Plan; $50,000 reduced by the highest outstanding loan balance during the preceding one-year period; 100% of the value of the participant's investment in certain funds; or the maximum loan amount that can be amortized by the participant's net pay up to four years. The interest rate for loans is based on the prime rate plus one percent. In addition, a one-time loan origination fee of $25 and a monthly maintenance fee are charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant's contribution election percentages. Any loans outstanding shall become immediately due and payable in full if the participant's employment is terminated.

As of September 30, 2001 and December 24, 2000, loans outstanding had an estimated average interest rate of 8.6% and 10.2% and maturities through the years 2005 and 2004, respectively.

(d) Vesting

Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution.

4
(Continued)

TRICON 401K PLAN

Notes to Financial Statements

September 30, 2001 and December 24, 2000

(Tabular Amounts in Thousands)

	(e)	Withdrawals

Distributions under the Plan are made upon a participant's death, disability, retirement, or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution. As discussed above, the Plan permits withdrawals under a loan program.

	(f)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

(2)	Summary of Accounting Policies

	(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. During 2000, the Company changed the Plan year end from December 31 to December 24, resulting in the 2000 plan year covering the period from January 1, 2000 through December 24, 2000. During 2001, the Company again changed the Plan year end from December 24 to September 30, resulting in the 2001 plan year covering the period from December 25, 2000 through September 30, 2001 (the "Period").

	(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	(c)	Investment Valuation and Income Recognition

Investment Valuation -- Investment contracts are stated at contract value, which approximates fair value. The Plan is credited with actual earnings on the underlying investments and charged for plan withdrawals and administration expenses charged by the issuer of the respective contracts. Cash and cash equivalents and participant loans are recorded at cost, which approximates fair value. Securities and investments in common/commingled trusts held by participants in the Plan are valued at quoted market prices of participants' investments. All other investments are valued at quoted market values.

Income Recognition -- Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sales of securities are reported on the average cost method.

	(d)	Payment of Benefits

Benefits are recorded when paid.

5
(Continued)

TRICON 401K PLAN

Notes to Financial Statements

September 30, 2001 and December 24, 2000

(Tabular Amounts in Thousands)

(e) Administrative Costs

All usual and reasonable expenses of the Plan and the Plan administrator may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Trustee out of the Trust. All expenses for the period from December 25, 2000 through September 30, 2001 and for the period from January 1, 2000 through December 24, 2000 were borne by the Company, except for monthly investment service fees charged to the funds, loan application and monthly maintenance fees charged to participants who obtained a loan and maintenance and transaction fees charged to participants within the Brokerage Option account.

(f) Reclassifications

Certain amounts in the prior period have been reclassified to conform with the presentation as of September 30, 2001 and for the Period.

(3) Investments

Individual investments that represent 5 percent or more of the Plan's net assets available for benefits as of September 30, 2001 and December 24, 2000 were as follows:

	2001	2000

TRICON Common Stock Fund	$ 50,644	39,893
Brokerage Option	6,269	8,903
State Street Bank Par Fund	31,498	31,174
State Street Global Advisors Large Company Index Fund	43,489	62,643

The TRICON Common Stock Fund includes nonparticipant-directed investments.

The Plan's investments (including gains and losses of investments bought and sold, as well as held during the period) depreciated in value by approximately $3.6 million during the period from December 25, 2000 through September 30, 2001 and $13.4 million during the period from January 1, 2000 through December 24, 2000 as follows:

	2001	2000

Common stock	$8,618	(7,248)
Mutual funds	--	1,361
Common/commingled trusts	(12,233)	(7,543)

	$ (3,615)	(13,430)

6
(Continued)

TRICON 401K PLAN

Notes to Financial Statements

September 30, 2001 and December 24, 2000

(Tabular Amounts in Thousands)

(4) Nonparticipant-Directed Investments

The TRICON Common Stock Fund, which contains nonparticipant-directed investments, has net assets of $50.6 million and $39.9 million, of which $9.8 million and $6.3 million are nonparticipant-directed investments, as of September 30, 2001 and December 24, 2000, respectively. Information about the significant components of the changes in net assets relating to the nonparticipant-directed investment portion of the TRICON Common Stock fund is as follows:

	Period from December 25, 2000 through September 30, 2001	Period from January 1, 2000 through December 24, 2000

Changes in Net Assets:
Contributions	$2,835	3,797
Interest	13	12
Net appreciation/(depreciation)	1,352	(401)
Benefits paid to participants	(784)	(727)
Transfers from/(to) participant-directed investments	33	(93)

	$3,449	2,588

(5) Tax Status

The Plan has not yet requested a determination letter from the Internal Revenue Service, however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan is a spin-off from the PepsiCo Long Term Savings Program which had received a favorable determination letter from the Internal Revenue Service. The Plan intends to request a determination letter from the Internal Revenue Service before the end of the current remedial amendment period. The current remedial amended period expires in September 2002.

7
(Continued)

TRICON 401K PLAN

Notes to Financial Statements

September 30, 2001 and December 24, 2000

(Tabular Amounts in Thousands)

(6) Reconciliation of Financial Statements to Form 5500

Notwithstanding the requirements of accounting principles generally accepted in the United States of America, the U.S. Department of Labor requires that unpaid benefit amounts be reported as a liability of the Plan for purposes of Internal Revenue Service Form 5500 filings. As a result, the following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan's Form 5500.

Net Assets Available for Benefits
	2001	2000

Net assets available for benefits, as reported in the financial statements	$154,697	161,496

Less: benefits payable at end of period	13	41

Net assets available for benefits, as reported in the Plan's Form 5500	$154,684	161,455

Participant Benefits
	2001	2000

Benefit payments for the period, as reported in the financial statements	$15,316	26,507

Less: benefits payable at beginning of period	41	262

Plus: benefits payable at end of period	13	41

Benefit payments for the period, as reported in the Plan's Form 5500	$15,288	26,286

(7)	Related Party Transactions

Certain Plan investments are shares of common/commingled trusts managed by the Trustee. Transactions involving these investments qualify as party-in-interest transactions.

(8)	Plan Modifications

Effective October 1, 2001, certain modifications were made to the Plan, principally in the areas of eligibility and the amount of the Company matching contribution. All U.S. hourly and salaried employees will be eligible to participate in the Plan if they are at least age 18 and have completed one year of service in which they worked a minimum of 1,000 hours. The Company match was changed to 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions, subject to certain limitations.

SUPPLEMENTAL SCHEDULES

TRICON 401K PLAN

EIN: 13-3951308

Schedule H, Line 4i - Schedule of Assets (Held at End of Period)

September 30, 2001

Identity of issue borrower or similar party			Description of interest	Fair value

1, 2	TRICON Common Stock Fund		1,239,053 shares	$50,644,230

	Common/Commingled Trusts

	1	State Street Bank Par Fund	33,377,023 shares	31,498,083

	1	State Street Global Advisors Bond
		Market Index Fund	311,961 shares	4,181,213

	1	State Street Global Advisors Large
		Company Index Fund	242,125 shares	43,489,312

	1	State Street Global Advisors Mid-Sized
		Company Index Fund	397,393 shares	5,650,928

	1	State Street Global Advisors Small Company
		Index Fund	138,127 shares	1,717,604

	1	State Street Global Advisors International
		Index Fund	96,603 shares	987,475

	1	State Street Bank - cash and cash equivalents	918,062 shares	918,062

		Total		88,442,677

1	Brokerage Option		Various	6,268,685

1	Stable Value
	State Street Bank Selection Fund -
		Investment Contracts

	1997 - EEE 7 Principal Mutual		Interest rate of 7.18% due
			through 7/1/02	341,876

	1997 - EEE 8 John Hancock Life		Interest rate of 6.46% due
			through 5/31/02	188,000

	1997 - EEE 9 New York Life		Interest rate of 6.58% due
			through 10/1/01	255,509

	1997 - EEE 10 Principal Mutual		Interest rate of 6.82% due
			through 10/31/01	347,428

	1997 - EEE 11 Life of Virginia		Interest rate of 7.16% due
			through 1/2/02	355,119

	1997 - EEE 12 Prudential		Interest rate of 6.85% due
			through 11/30/01	352,008
				1,839,940

9
(Continued)

TRICON 401K PLAN

EIN: 13-3951308

Schedule H, Line 4i - Schedule of Assets (Held at End of Period)

September 30, 2001

Identity of issue borrower or similar party		Description of interest	Fair value

1	Loans from participants	Interest rate ranging from
		7.5% to 10% through 2005	7,058,210

	Total		$154,253,742

1	Party-In-Interest
2	The TRICON Common Stock Fund, which includes nonparticipant-directed investments, had a cost of $50,745,883 at September 30, 2001.

10

TRICON 401K PLAN

EIN: 13-3951308

Schedule H, Line 4j - Schedule of Reportable Transactions

For the Period from December 25, 2000 through September 30, 2001

Identity of party involved	Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)

Series of transaction in excess of 5% of plan assets:
* State Street Global Advisors	Government STIF	$11,818,348	--	11,818,348	11,818,348	--
* State Street Global Advisors	Government STIF	--	11,598,597	11,594,597	11,598,597	--

* Party-in-interest

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YUM! BRANDS 401(k) PLAN

By: /s/ Tammy Mahoney
Tammy Mahoney
Plan Administrator

Date: October 29, 2002